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Ohio National Financial Services
One Financial Way
Cincinnati, Ohio 45242
April 30, 2009
Ms. Rebecca A. Marquigny
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, D.C. 20549-0506
VIA EDGAR CORRESPONDENCE
Re:	Ohio National Variable Account A ONcore Premier Individual Variable Annuity Post-Effective Amendment No. 30 File Nos. 811-09178 & 333-43515
Dear Ms. Marquigny:
Below are our responses to the Staff’s comments related to the post-effective amendment of the above-referenced variable annuity product on Form N-4. To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, our responses are applicable to each such filing:

Product filing	40 Act File No.	33 Act File No.
ONcore Xtra, Post-Effective Amendment No. 24	811-01978	333-86603
ONcore Value, Post-Effective Amendment No. 33	811-01978	333-43513
ONcore Lite, Post-Effective Amendment No. 23	811-01978	333-52006
ONcore Flex, Post-Effective Amendment No. 29	811-01978	333-43511
ONcore Ultra, Post-Effective Amendment No. 5	811-01978	333-134288
ONcore Wrap, Post-Effective Amendment No. 4	811-01978	333-134982
In response to your comment regarding the available funds, the list of available funds has been moved to follow the front cover page.
In response to your comment regarding Item 5(c), the description of funds, brief descriptions have been added to the funds whose names do not make it clear what type of fund they are.

Ms. Marquigny
April 30, 2009

In response to your comment regarding the Glossary and ARDBR (2009), since the 485(a) post-effective amendment was filed, we have made the business decision to offer only the 5% ARDBR (2009) at this time. Therefore, all references to the 4% ARDBR (2009) and 6% ARDBR (2009) have been removed from the filing. Additionally, we have removed any reference to “5%” in the name of the ARDBR (2009) so all references to ARDBR (2009) in the prospectus now reference the only version we are offering. Similarly, since the 485(a) post-effective amendment was filed, we have made the business decision to offer only the 5% GMIB Plus with Annual Reset (2009) and have made similar changes to the name of the rider and removed all references to the 4% GMIB Plus with Annual Reset and 6% GMIB Plus with Annual Reset.
In response to your comment regarding the Glossary and the definition of GMIB, the definition has been revised to define GMIB as the guaranteed minimum income benefit amount offered by the riders.
In response to your comments regarding the Fee Table, we have made the following changes:
•	The charges after each heading have been indented.

•	Additional white space between the tables has been added.

•	“Optional Separate Account Expenses” has been revised to read “Optional Rider Expenses.”

•	For each rider that is no longer available, an individual footnote has been added specifying the date after which it was not available or indicating it varies by state and instructing the owner to see his representative.

•	A sentence instructing the owner to read the rider descriptions later in the prospectus has been added to footnote regarding the exclusivity of certain riders.
In response to your comment regarding Investment Options, an overview has been added that the owner may allocate contract value to the Fixed Accumulation Account, the Funds, or one of the optional Asset Allocation Models.
In response to your comments regarding the Guaranteed Account, the language has been revised to indicate that we make the Fixed Accumulation Account (f/k/a Guaranteed Account) available but reserve the right not to offer it on new contracts issued in the future. The section on the Fixed Accumulation Account also has been moved to in front of the section on the Funds. Additionally, “Account Expense Charges” has been used where appropriate as opposed to “Account Expenses.”
In response to your comment regarding the Asset Allocation Models, we have included the investment objective of each Model and a statement notifying the owner where he may get detailed information about the Models. We have also included a sentence stating that for certain riders, all variable account values must be in a Model from the time the rider is issued until the

Ms. Marquigny
April 30, 2009

termination of the rider according to its terms or annuity payments begin. We have also revised the language regarding limiting the availability of a Model.
In response to your comments regarding Investment Restrictions for Certain Optional Riders, we have made the following changes:
•	The section has been reorganized for ease of clarity.

•	Language has been added to more clearly indicate when an option may be reclassified.

•	Language has been added to clarify that if an option is reclassified and the owner does not make any transfers or future purchase payments, the new classification will not affect him.

•	Language has been added to clarify that an owner will not violate the investment restrictions simply because his percentage allocations changed due to market performance.

•	Language has been added to clarify that transfers within a category will not violate the restrictions but that transfers between categories may violate the restrictions if the allocations’ market value has changed.

•	The language regarding termination of the GMIB Plus with Annual Reset (2009) (and GMIB Plus with Annual Reset II in ONcore Lite and ONcore Value) has been clarified.
In response to your comment regarding the surrender charge, the language has been clarified to indicate that the calculation of the surrender charge may be different depending on the state of issue and the date. A sentence to please see your representative for more information has been added.
In response to your comment regarding “proceeds,” we have revised the language.
In response to your comment regarding the Withdrawal Fee, the section on Withdrawal Fee has been moved to follow the section on Surrender Charge.
In response to your comment regarding the Annual Contract Fee, we have added language to disclose that this fee is intended to cover expenses of contracts under $50,000 for accounting, auditing, legal, contract owner services, and reports to regulatory authorities and contract owners, contract issue. The Account Expense Fee is not sufficient to cover these costs for contracts under $50,000.
In response to your comments regarding the DCA and Enhanced DCA, we have revised the language to clarify the programs are available but that we may reserve the right to discontinue the programs. We have also revised the language to clarify how the DCA and Enhanced DCA operate.

Ms. Marquigny
April 30, 2009

In response to your comment regarding the Nursing Home Waiver, we have added a definition to the Glossary to clarify that “you” means the owner of the contract or the owner’s estate if the owner is deceased. The benefit is dependent on the owner meeting the specified conditions, not the annuitant.
In response to your comment regarding pro-rata withdrawals, we have added a definition to the Glossary of “pro-rata” to clarify that a pro-rata adjustment means the benefit or rider base will be reduced by the same percentage that the contract value was reduced by a withdrawal in excess of that provided for by the contract or rider. If the contract value is lower than the rider base, a pro rata reduction will reduce the rider base by a greater amount than a dollar for dollar reduction would. If the contract value is higher than the rider base, a pro rata reduction will reduce the rider base less than a dollar for dollar reduction would.
In response to your comment regarding the five-year continuance after the death of the annuitant, we have revised the language.
In response to your comments regarding the 5% GMDBR80 Plus and 5%GMDBR85 Plus, we have revised the language to clarify that an owner cannot purchase the GMDBR80 Plus or GMDBR85 Plus once the 5%GMDBR80 Plus or 5%GMDBR85 Plus is available in a state. We have also revised the language to describe the 5% GMDBR80 Plus and 5% GMDBR85 Plus in comparison to the existing GMDBR80 Plus and GMDBR85 Plus.
In response to your comments regarding the ARDBR (2009), we have made the following changes:
•	Added headings, sub-headings and an overview to the section to make it easier to read and understand.

•	Defined guaranteed earnings rate in the Glossary.

•	Although the Registrant does not concede comments on the Guaranteed Account are within the purview of the SEC, revised the prospectus to refer to the Fixed Accumulation Account rather than the Guaranteed Account.

•	Revised the language regarding withdrawals to clarify their effect.

•	Revised the language to clarify the relationship between the effect of declining a charge increase for the GMIB Plus with Annual Reset (2009) and resets of the ARDBR (2009).

•	Revised the language regarding the step-up base as requested.
In response to your comments regarding the GEB options, we have added a sentence to clarify that if the rider is of no further value to the owner, the owner will still be charged.
In response to your comments on the summary chart of optional death benefit riders, the following changes have been made:

Ms. Marquigny
April 30, 2009

•	Charges for age ranges have been indented.

•	The 5% GMDBR80 Plus has been compared to the existing GMDBR80 Plus.

•	The ARDBR (2009) (and ARBDR II in ONcore Lite and ONcore Value) has been compared to the existing ARDBR.
In response to your comment regarding determination of the amount of the first variable annuity payment, we have clarified how we calculate the payment.
In response to your comment regarding the annuity rate tables, we have revised the disclosure to clarify what the 2000 Mortality Table Projected to 2010 under Scale G means.
In response to your comment regarding a description of how transfers affect annuity payments, we have added additional disclosure to the existing language that describes how transfers affect annuity payments.
In response to your comment regarding the GMIB riders, the following changes have been made:
•	Added headings, sub-headings and an overview to the section to make it easier to read and understand.

•	Revised the language regarding withdrawals to clarify their effect and provided an example of an excess withdrawal to clarify how the new guaranteed earnings income base is calculated.

•	Explained conceptually the difference between a step-up and a reset under the rider.
In response to your comment regarding the Accumulation Unit Values, accumulation unit values for the year ended December 31, 2008 have been included.
In response to your comment regarding Item 17(c), the requested disclosure has been added.
In response to your comment regarding Item 8(c), the requested disclosure has been added. The Registrant confirms that there is no disclosure required for it for Items 18(b), (d) and (e).
In response to your comments regarding the opinion of counsel, the requested changes have been made.
In response to your comment regarding Item 27, the number of contract owners has been updated.
In response to your comment regarding Item 32, the requested changes have been made.
In response to your comment regarding Rule 12h-7, the prospectus and Part C have been revised.

Ms. Marquigny
April 30, 2009

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Associate Counsel